

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 4561

January 16, 2009

Nicholas S. Schorsch
Chief Executive Officer
American Realty Capital Trust, Inc.
106 York Road
Jenkintown, PA 19046

> **Re: American Realty Capital Trust, Inc.**
> **Post Effective Amendment No. 3 to Form S-11**
> **Filed December 11, 2008**
> **File No. 333-145949**

Dear Mr. Schorsch:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you have filed certifications with your periodic reports that state your officers' responsibility for establishing, maintaining and evaluating your disclosure controls and procedures. We are unable to locate the disclosure required by Item 307 of Regulation S-K in your quarterly reports on Form 10-Q for the periods ended March 31, 2008, June 30, 2008, and September 30, 2008. Please tell us why you omitted this disclosure.

Prospectus Supplement No. 6

Real Estate Investments Summary, page 2

2.   We note that you have disclosed the average remaining lease term on page 3.
        Please revise to also provide a schedule of lease expirations over the next ten
        years.

Status of Distributions, page 3

3.   We note your disclosure that your distributions are payable monthly and
        commenced 30 days subsequent to the acquisition of your initial portfolio. Please
        revise to clarify the date of your initial distribution payment. Also, please clarify
        whether distributions have been paid for each month since the initial payment or
        if distributions have been declared but remain unpaid.

4.   Please revise to disclose the source of cash for each monthly distribution payment
        in the 2008 fiscal year.

Status of Fees Paid and Deferred, page 3

5.   Please revise to disclose the amount of the asset management fees that the
        Advisor has waived. Also, please tell us the impact on your distributions if the
        Advisor had not waived its management fees.

Real Estate Investments, page 3

Harleysville Properties, page 5

6.   We note that the Harleysville properties are subject to triple net leases and that
        you have provided summary financial data for the lessee. Please tell us why you
        believe that the summary financial data taken from data filed with the FDIC is
        sufficient. Refer to SAB Topic 1I for guidance.

Rockland Properties, page 9

7.   The sum of the funds disclosed ($24.4 + $4.0 + $2.5) does not equal the purchase
        price of $33.1 million for the Rockland properties. Please revise to clarify the
        source of the remaining $2.2 million.

Rite Aid Properties, page 12

8.   We note the disclosure towards the end of this section referring to Supplement
        No. 4. Considering that Supplement No. 6 supersedes and replaces all prior
        supplements, this cross-reference is not appropriate. Please revise to provide the
        material disclosure that you intended to provide with the noted reference.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Duc Dang at (202) 551-3386 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Peter M. Fass
Proskauer Rose LLP (via fax)